HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Consolidated interim financial statements as of September 30, 2024 and for the 9 month period then ended, expressed in homogeneous currency

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

    INDEX

    Composition of the Board of Directors and the Supervisory Committee

Consolidated interim financial statements as of September 30, 2024 and for the nine month period then ended, expressed in homogeneous currency

Consolidated interim statement of financial position
Consolidated interim statement of income
Consolidated interim statement of changes in financial position
Consolidated interim statement of cash flows
Notes to the interim consolidated financial statements
Schedules to the interim consolidated financial statements

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Composition of the Board of Directors

Appointed by the Annual Ordinary General Shareholders' Meeting held on May 29, 2024, the Board of Directors was composed as follows:

Chairman:                              Juan Martin Parma
Vice-president:                      Gonzalo Fernandez Covaro
Regular Directors:                William Colquhoun
Alternate Directors:               Mabel Rosalia Rius

In accordance with the decision taken by the Annual Ordinary and Extraordinary Shareholders meeting held on December 6, 2024, the Board of Directors is composed by:

Chairman:                              Fabian Enrique Kon

Vice-president:                        Bruno Folino

Regular Directors::                Diego Hernan Rivas

Alternate Directors               Esteban Tresseras

Composition of the Supervisory Committee

Appointed by the Ordinary General Shareholders' Meeting held on April 28, 2023:

Regular Syndics Santiago María Juan Antonio Nicholson

Juan Carlos Etchebehere

María Fraguas

Alternate Syndics Pablo Javier Venarotti

Carlos Marcelo Villegas

Juan Antonio Nicholson

In accordance with the decision taken by the Annual Ordinary and Extraordinary Shareholders meeting held on December 6, 2024, the composition of the Supervisory Committee is as follows:

Regular Syndics Antonio R. Garcés
José Luis Gentile
Omar Severini

Alternate Syndics Miguel Armando
María Matilde Hoenig
Fernando Noetinger

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Fiscal year No. 66 beginning January 1, 2024

Financial Statements for the fiscal year ended September 30, 2024

Expressed in Argentine pesos in homogeneous currency

Legal address: Bouchard 557 - Piso 20 - Ciudad Autónoma de Buenos Aires

Main activity: Investment operations

Date of registration of the articles of incorporation with the Public Registry of Commerce: May 4, 1959

Date of registration in the Public Registry of Commerce of the last amendment to the bylaws:
October 6, 2014 and February 17, 2022.

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

Date on which the Company's term expires: February 5, 2058

Information on the Parent Company:

    Name: HSBC Latin America B.V.

Legal address: 8 Canada Square, London, E14 5HQ, England, United Kingdom of Great Britain and Northern Ireland
    Northern Ireland.

    Interest of the parent company in equity: 99.66%

    Percentage of votes of the parent company over equity: 99.66%

    Information on controlled entities in Note 5 to the consolidated interim financial statements

Equity Composition: (Note 8)

Quantity	Type, nominal value and number of votes that each one grants	Subscribed, integrated and registered
		$
1,184,364,392	ordinary book-entry shares of V/N $1 of 5 votes each	1,184,364,392

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
for the nine month period ended September 30, 2024 in homogeneous currency
(in Argentine pesos)

ASSET	9/30/2024	LIABILITIES	9/30/2024

Cash and due from banks 4.a) and Schedule III)	1,300,691,460,365	Deposits (Note 4.k) and Schedules IV)	3,733,462,404,918
Investments 4.b) Schedule I)	2,656,683,874,937	Debt securities (Note 4.l) and Schedule III)	99,272,187,000
Loans (Note 4.c)	1,891,096,615,000	Financial intermediation obligations (Note 4.m)	450,569,116,000
Finance leases receivables 4.d) and Schedules IV)	4,147,225,000	Insurance Contracts Liabilities (Note 4.n)	7,801,976,857
Service receivables 4.e) and Schedules IV)	3,717,026,127	Trade payables 4.o) and Schedule III)	205,380,994
Other receivables (Note 4.f) and Schedules IV)	51,741,458,425	Social security and Tax Liabilities (Note 4.p)	14,999,742,010
Investments in Equity Instruments (Note 4.g)	818,719,850	Other liabilities (Note 4.q)	169,006,950,615
Property, plant and equipment 4.h))	193,527,586,656
Intangible assets 4.i))	28,952,863,519	Total debts	741,855,353,476
Other assets 4.j)	265,722,584,184
		Technical commitments - Insurance	386,831,320,004
		Provisions (Schedules II)	20,246,757,196

		Total liabilities	4,882,395,835,594

		Non Controlling Interest
			211,713,203

		SHAREHOLDERS’ EQUITY	1,514,491,865,266
		Total liabilities, non controlling interest and
Total assets	6,397,099,414,063	Shareholders’ equity	6,397,099,414,063

The accompanying Notes and Schedules are an integral part of these consolidated interim financial statements.

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

CONSOLIDATED INTERIM STATEMENT OF INCOME
for the nine month period ended September 30, 2024 in homogeneous currency
(in Argentine pesos)

9/30/2024

Interest and retained earnings (Note 5.a))	1,159,592,593,000
Insurance Business Results (Note 5.b))	266,284,754,505
Commissions and fees for services (Note 5.c))	86,379,777,349
Accrued claims	(3,535,359,163)
Commissions lost (Note 5.d))	(7,745,614,000)
Operating, administrative and production expenses (Schedule V)	(348,989,959,202)
Other expenses (Note 5.e))	(191,192,128,447)
Operating income	960,794,064,042

Impairment Charges (Note 5.f))	(34,862,051,000)
Financial expenses (Note 5.g)	(579,126,101,434)
Other income, net (Note 5.h)	(329,668,703,435)
Income before income tax	17,137,208,173

Income tax charge	11,287,008,141

Non Controlling interest	(24,493,738)

Profit for the period	28,399,722,576

The accompanying Notes and Schedules are an integral part of these consolidated interim financial statements.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the nine month period ended September 30, 2024, expressed in homogeneous currency
(in Argentine pesos)

Item	Owners' contributions	Accumulated Income
								Total Shareholder´s Equity
	Capital Stock	Capital Adjustment	Reserves			Retained Earnings	Total
	(Note 8)		Legal	Voluntary	Total
			Reserve	Reserve
	$
Balances at beginning of the fiscal year	1,184,364,392	711,874,210,296	38,627,933,636	302,011,432,195	340,639,365,831	432,394,202,169	773,033,568,001	1,486,092,142,690

Legal Reserve (1)	-	-	11,870,652,294	-	11,870,652,294	(11,870,652,294)	-	-
Voluntary Reserve (1)	-	-	-	250,165,687,933	250,165,687,933	(250,165,687,933)	-	-
Profit for the period	-	-	-	-	-	28,399,722,576	28,399,722,576	28,399,722,576
Balances as of 09.30.24	1,184,364,392	711,874,210,296	50,498,585,930	552,177,120,128	602,675,706,059	198,757,584,518	801,433,290,577	1,514,491,865,266

(1)According to the Annual Ordinary General Shareholders' Meeting held on May 29, 2024.

The accompanying Notes and Schedules are an integral part of these consolidated interim financial statements.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
for the nine month period ended September 30, 2024, in homogeneous currency
(in Argentine pesos)

9/30/2024
Cash and cash equivalents at beginning of the fiscal year	4.918.218.821.492
Cash and cash equivalents at period end (Note 2.4)	3.957.375.335.302
NET DECREASE IN CASH	(960.843.486.190)
CAUSES OF CHANGES IN CASH & CASH EQUIVALENTS
Operating income for the period	28.399.722.576

OPERATIONAL ACTIVITIES:
Net increases/decreases from operating activities:
Decrease in loans	(438.446.178.682)
Increase in finance lease receivables	4.212.790.199
Increase in receivables for services	2.124.462.439
Increase in other receivables	21.572.174.792
Increase in equity instruments	280.553.366
Decrease in other assets	(85.948.376.609)
Increase in deposits	(190.110.861.328)
Decrease in debt securities	(65.199.968.899)
Increase in financial intermediation obligations	169.804.866.599
Increase in obligations generated by insurance activity	(2.353.222.966)
Increase in trade payables	(70.702.733)
Increase in social security and tax liabilities	(22.137.964.165)
Increase in other liabilities	(233.984.276.903)
Increased technical commitments	(215.610.776.065)
Incresae in provisions	(27.375.002.006)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1.054.842.760.385)

INVESTMENT ACTIVITIES:
Increase in property, plant and equipment	72.603.795.944
Increase in intangible assets	21.395.478.251

NET CASH FLOW PROVIDED BY INVESTING ACTIVITIES	93.999.274.195

NET DECREASE IN CASH	(960.843.486.190)

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)
NOTE 1 - MAIN ACTIVITY

Main activity

The Company was incorporated on May 4, 1959 for the purpose of developing investment operations.

HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) Capital structure as of September 30, 2024 is as follows:

a) HSBC Latin America BV holds: 1,180,367,030 ordinary book-entry shares with a par value of $1 each and five votes per share, and

b) HSBC Participaciones (Argentina) S.A. holds: 3,997,362 ordinary book-entry shares with a par value of $1 each and five votes per share.

NOTE 2 - CONSOLIDATION PROCEDURE

The consolidated interim financial statements were prepared following the procedure established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (Federación Argetnina de Consejos Profesionales de Ciencias Econmómicas) (FACPCE), which consists of the line-by-line accumulation of the financial statements of HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) and its subsidiaries as of September 30, 2024, and for the fiscal year then ended. In the consolidation process, balances and transactions between consolidated entities were eliminated, as well as intercompany results contained in assets balances.

The consolidated subsidiaries (directly and indirectly) are as follows:

Companies	Financial statements for the Fiscal year/period ended on	% of total interest in the capital and votes
	9/30/2024	9/30/2024

HSBC Bank Argentina S.A.	9/30/2024	99.98
HSBC Seguros de Vida (Argentina) S.A.	9/30/2024	(1) 99.99
HSBC Seguros de Retiro (Argentina) S.A.	9/30/2024	(1) 99.99
HSBC Participaciones (Argentina) S.A.	9/30/2024	99.43
HSBC Global Asset Management Argentina S.A. Sociedad Gerente de F.C.I.	9/30/2024	(1) 99.99
(1) Through a controlled company.

For the purpose of consolidating its financial statements of the Company used its subsidiaries financial statements which have been prepared by applying similar accounting standards related to the recognition and measurement of assets, liabilities and incomes, and have been adjusted in case of significant differences in accounting policies between companies.

The financial statements of HSBC Bank Argentina S.A., HSBC - Seguros de Vida (Argentina) S.A. and HSBC - Seguros de Retiro (Argentina) S.A. have been prepared on the basis of the measurement and presentation standards established by the Argentine Central Bank (BCRA) for the bank and by the Argentine Superintendency of Insurance (SSN) for the insurance companies, which differ, in certain aspects, from the accounting principles generally accepted in Argentina..

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 2 - CONSOLIDATION PROCEDURE (cont.)

The differences with accounting principles generally accepted in Argentinahave been adjusted for the purpose of preparing the consolidated interim financial statements as of September 30, 2024 of HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) and are disclosed in the notes to the separate financial statements of such subsidiaries.

The Company does not present the statement of financial position with the classification of assets and liabilities into current and non-current, since the financial statements of the controlled companies HSBC Bank Argentina S.A., HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A. have been prepared on the basis of the presentation standards established by the Argentine Central Bank (BCRA) and the Argentine Superintendency of Insurance (SSN), respectively, which do not require the presentation of assets and liabilities according to such classification.

NOTE 3 - BASIS OF PREPARATION

These consolidated interim financial statements have been prepared in accordance with the provisions of the General Companies Act, the regulations of the Superintendency of Corporations and the accounting principles generally accepted in Argentina..

The most relevant accounting standards applied by the Company were as follows:

3.1) Measurement Unit

Accounting principles generally accepted in Argentina establish that the financial statements must be prepared recognizing changes in the purchasing power of the currency, in accordance with the regulations of Technical Resolutions (RT) No. 6 and No. 17, as amended by RT No. 39 and Interpretation No. 8, standards issued by the FACPCE. These standards establish that the application of the inflation adjustment must be made in the event of high inflation, which is characterized, among other considerations, when the cumulative inflation rate over three years reaches or exceeds 100%.

Cumulative inflation over three years was above 100%. It is for this reason that, in accordance with the aforementioned professional accounting standards, the Argentine economy should have been considered as hyperinflationary as of July 1, 2018. The FACPCE has confirmed this situation with the Resolution of its Board of Governors (JG) 539/18.

In turn, Law No. 27,468 (Official Bulletin 04/12/2018) amended Article 10° of Law No. 23,928, as amended, establishing that the repeal of all legal or regulatory rules that defined or authorized the indexation by prices, monetary restatement, cost variation or any other form of repotentiation of debts, taxes, prices or tariffs of goods, works or services, did not include the financial statements, with respect to which the provisions of Article 62 of the General Companies Act No. 19,550 (T.O. 1984), as amended, will continue to apply. In addition, the aforementioned law repealed Executive Order No. 1269/2002 of July 16, 2002, as amended, and delegated to the National Executive Power (PEN), through its controlling agencies, to establish the date as from which the aforementioned regulations will take effect in relation to the financial statements submitted to them.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (Cont.)

3.1) Measurement Unit (Cont.)

Therefore, by means of its General Resolution 10/2018 (Official Bulletin 12/28/2018), the Superintendency of Corporations (IGJ) provided that financial statements corresponding to complete fiscal years or interim periods should be filed before said Agency expressed in homogeneous currency. In addition, by means of said resolution, it determined that, for the purposes of the restatement of the financial statements, the following shall apply the standards issued by the FACPCE.

In accordance with the regulations described above, the Company's management has restated these consolidated interim financial statements as of September 30, 2024.

In accordance with Argentine professional accounting standards, the financial statements of an entity in a context of high inflation must be presented in terms of the measuring unit in effect at the date of such financial statements. All amounts included in the balance sheet, which are not reported in terms of the unit of measure at the date of the financial statements, should be restated by applying a general price index. All items of the income statement should be stated in terms of the unit of measurement restated at the date of the consolidated financial statements, applying a general price index from the date on which the revenues and expenses were originally recognized.

The restatement of opening balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Census (INDEC, Instituto Nacional de Estadística y Censos).

The main procedures used for the restatement were as follows:

- Monetary assets and liabilities that were recorded at the closing currency of the balance sheet were not restated, since they were already restated at the date of the financial statements;
- Non-monetary assets and liabilities that are carried at cost at the balance sheet date and the items of equity are restated by applying the corresponding adjustment factors;
- All items in the statement of income are restated by applying the corresponding adjustment factors;
- The gain or loss on the net monetary position is included in the net income of the reporting fiscal year, disclosing this information in a separate line item.
In the initial application of the restatement method, the equity accounts were restated as follows:

Component	Date of origin
Capital	Date of subscription
Profit reserves	Date of the beginning of the comparative period
Dividends distribution	Date of approval by assembly

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIMFINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.2) Disclosure

The financial statements are presented in accordance with the disclosure criteria established by the Technical Resolutions of the FACPCE.

3.3) Comparative information

These consolidated interim financial statements have been prepared for the sole purpose of Grupo Financiero Galicia S.A. to comply with Rule 3-05 of Regulation S-X. As a consequence, the consolidated interim financial statements do not include comparative information as required by the accounting principles generally accepted in Argentina.

3.4) Measurement

The main measurement criteria used in the preparation of the consolidated interim financial statements are detailed below:

a) Assets and liabilities in local currency

Monetary assets and liabilities are expressed in the closing currency.

b) Assets and liabilities in foreign currency

Assets and liabilities denominated in foreign currency, and detailed in Schedule III, have been valued in Argentine pesos using the exchange rate of the Banco de la Nación Argentina in effect at the end of the period. Exchange differences generated in each fiscal year have been charged to “Exchange differences generated by assets” and “Exchange differences generated by liabilities”, included in the line “Financial gains/losses” in the Consolidated Statement of Income.

c) Financial assets

c) 1. Debt instruments

The Company considers as debt instruments those instruments that are considered financial liabilities for the issuer, such as loans, public and private securities, bonds and accounts receivable from customers.
These consolidated interim financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs and are subsequently measured at amortized cost. The amortized cost of a financial asset is equal to its acquisition cost less accumulated amortization plus accrued interest (calculated using the effective interest method), net of any impairment loss.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)

c) 1. Debt instruments (Cont.)

The Company has classified loans, finance leases receivables and other receivables related to financial activities in this category.
These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs and are subsequently measured at amortized cost. The amortized cost of a financial asset is equal to its acquisition cost less accumulated amortization plus accrued interest (calculated using the effective interest method), net of any impairment loss.
c) 2. Definition of default and credit impairment
Expected Credit Losses (“ECL”) are measured based on the risk of default over two different time horizons. These time horizons will depend on whether the credit risk of the borrower of the instrument has increased significantly since such exposure was recognized by the company (granting of the credit instrument). For the retail portfolio, the steps can be summarized as follows:
Stage 1: Represents products without impairment, their expected loss is recognized for the next 12 months (or the time to completion if less than 12 months).
Stage 2: Represents products that are more than 30 days past due or have suffered some type of significant deterioration, which is determined by a cut off score. Your expected loss is accounted for over the remaining life of the product.
Stage 3: Represents customers in default, i.e. the default must be equal to or greater than 90 days, except for restructured instruments, they will be in this stage from their origin, regardless of the number of days past due. The expected loss is accounted for over the remaining life of the product.
For the wholesale portfolio, there are the following stages:
Stage 1: Represents products without impairment, their expected loss is recognized for the next 12 months (or the time to completion if less than 12 months).
Stage 2: Represents products with a significant increase in credit risk. The expected loss is accounted for over the remaining life of the product.
Conditions applicable for products to be considered as Stage 2:
•Significant impairment in the probability of future default conditional on macroeconomic projections. Applies per product.
•Subjective evaluation of customer impairment through Watch Lists. Applies per customer.
•More than 30 days past due. Applies per product.
•Change between the original credit rating and the current rating internally referred to as CRR - Customers Risk Rating. Applies per product.
•Instruments originating under CRR 8.3 will be triggered in Stage 2 regardless of any of the other triggers.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)

c) 2. Definition of default and credit impairment (Cont.)
Stage 3: Represents customers in default (classified as CRR 9/10), their expected loss is accounted for the remaining life of the product on an individual basis.

Although there is no single concept of Default, the Company defines it objectively as the total or partial inability of a customer to honor the legal commitments assumed with the Company in accordance with the terms originally agreed in the credit instrument(s) granted to it in a timely manner.
In the case of the wholesale portfolio, although objective default criteria are applied, subjective criteria are also used to determine the risk of future default of a client even before any of the objective criteria are present (e.g., more than 90 days past due). The subjective criteria are based on an analysis of the customer's risk of default by virtue of the credit impairment suffered by the customer. In view of this, there can be cases in which none of the objective criteria are present but the case is still considered to be in default.
Objective Non-Compliance Criteria:
    More than 90 days past due;
    Filing in reorganization proceedings;
    Bankruptcy petition filed by the debtor itself;
    Bankruptcy petition of the debtor filed by a third party; and
    Reliable information from the client of its inability to meet the obligations contracted with the company.
Subjective Non-compliance Criteria:
The subjective default criteria make it possible to determine the probability that the customer will default on its obligations in the short term, and are indicative of the level of credit impairment suffered by the customer and of the increase in the probability of default.
Some of them are:
    Rejected checks in the financial system;
    BCRA Rating 2 or higher in another financial entity;
    Unpaid social security obligations for 1 or more periods;
    Repeated treatment of the case in the Early Warning committee;
    Request for refinancing or debt restructuring.
It is important to clarify that the above list is merely enunciative. The presence of any of the subjective default criteria will be an indication of the impairment of the customer's credit situation, increasing the expectation of future credit losses due to partial or total default on obligations.
Their repeated or joint presence and the specific analysis of the case may lead to classify the case as highly impaired and at risk of future non-compliance (Stage 3).

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)
NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)
c) 3. Measurement of Expected Credit Losses (ECL) -
Purchased or originated credit-impaired financial assets are those financial assets that are impaired upon initial recognition. ECLs of this type of financial instruments are always measured over the lifetime of the asset (Stage 3).
ECLs are measured on a 12-month basis or over the lifetime of the instrument, depending on whether there has been a significant increase in credit risk since initial recognition or whether an asset is considered credit-impaired. ECLs are the discounted product of Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), defined as follows:
•The PD represents the probability that a debtor will default on its financial obligation, either during the next 12 months or during the remaining life (Lifetime PD) of the financial asset.
•The EAD is based on the amounts that the company expects to be due at default, during the next 12 months or during the remaining life of the instrument (Lifetime EAD).
•LGD represents the company's expectation of the amount of loss on a defaulted exposure. LGD varies depending on the type of counterparty, the type and age of the complaint and the availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of Exposure At Default (EAD) and is calculated on a 12-month basis or over the lifetime of the instrument, where 12-month LGD is the percentage loss expected to be incurred if the default occurs in the next 12 months and lifetime LGD is the percentage loss expected to be incurred if the default occurs over the remaining lifetime of the financial instrument.
•The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or group segment. These three items are multiplied and adjusted for the probability of survival (i.e., the exposure has not been precanceled or defaulted in a previous month). This effectively calculates a ECL for each future month, which is then discounted to the filing date and aggregated. The discount rate used in the calculation of the ECL is the original effective interest rate or an approximation thereof.
•The Lifetime PD is developed by applying a maturity profile to the current 12-month PD. The maturity profile analyzes how defaults develop in a portfolio from the point of initial recognition and over the lifetime of the loans. The maturity profile is based on observed historical information and is assumed to be the same across all assets within a portfolio and credit rating band.
•The 12-month and Lifetime EAD are determined based on the expected payout profile, which varies by product type:
•For non-revolving products it is based on the contractual payments due from the borrower over a 12-month or Lifetime period. This will also be adjusted for any expected overpayments, prepayments or refinancing.
•For revolving products, the EAD is estimated by considering the drawn balance (consumed limit) and adding a “credit conversion factor” that calculates how much the debt balance increases at the time of default. These assumptions vary by product type and consumption band of the current limit, based on analysis of recent defaults information.
•The 12-month and Lifetime LGDs are determined based on factors affecting post-default recoveries. These vary according to the type of product.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)
c) 3. Measurement of Expected Credit Losses (ECL) (Cont.)
•For guaranteed products, it is based primarily on the type of guarantee and projected guarantee values, historical discounts to market/book values due to forced sales, replacement time and observed recovery costs.
•For unsecured products, LGDs are generally set at the product level due to the limited differentiation in recoveries obtained among different obligors. These LGDs are influenced by collection strategies, including sales and debt pricing. The Company includes forward-looking economic information in the determination of 12-month and Lifetime PD, EAD and LGD.
c) 4. Forward-looking information considered in expected credit loss models
Sensitivity Analysis
Wholesale Portfolio:
The current models (three of them according to segmentation by economic activity) for calculating PD consist of four variables each. Based on their sensitivity analysis, a behavior is verified that implies that if the value of each variable deviates by one standard deviation (in an adverse manner) with respect to the historical mean of the PD variable, it can be determined that:
Within the primary sectors model: the negative variations of Government Expenditure increase by 0.8%, while the price of commodities and the External Debt in dollars 0.3% and the Monetary Policy Rate by 0.5%.
On the other hand, in secondary sectors, the negative variations in Imports, the Merval and the U.S. Short Term Rate increase the PD by 0.3% and the Government External Debt in dollars by 0.2%.
Finally, for the tertiary sector model, negative variations of one standard deviation in Brazil's GDP, Oil Price and US Long-Term Rate increase by 0.2% and Argentina's GDP by 0.3%.
It is important to mention that, being a multivariate model, the total increase in PD does not correspond to the result of the sum of the movements of the variables taken individually.
Retail Portfolio:
The model currently used is the Vasicek Model. It uses a single independent variable, which is the change in GDP (Argentina's GDP at constant 2004 prices). This variation is measured annually and, to avoid seasonality, the annual average of the following four quarters (FMA “Forward Moving Average”) is calculated.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)
c) 4. Forward-looking information considered in expected credit loss models (Cont.)
The model prediction tells us that a positive variation of 1% of GDP generates a drop in PD of 0.23%. In terms of Forward Economic Guidance (FEG), assuming that the distribution of portfolio arrears ranges remains constant over time, a positive GDP variation of 1% results in a variation of the FEG impact of thousands of Argentine pesos 80,000.
c) 5. Maximum exposure to credit risk
The following is an analysis of the exposure to credit risk of financial instruments for which allowances for expected credit losses were recognized. The gross carrying amount of the financial assets included in the table below represents the maximum exposure to credit risk of such assets.

	September 30, 2024
	State 1	State 2	State 3	Total
Retail portfolio
Loans and financing	802,969,948	77,384,417	9,539,511	889,893,876
Off-balance sheet items	2,393,418,898	42,900,711	1,327,612	2,437,647,221
Gross carrying amount	3,196,388,846	120,285,128	10,867,123	3,327,541,097
Allowance for uncollectible accounts risk	(18,072,597)	(17,721,674)	(6,259,705)	(42,053,976)
Net carrying amount	3,178,316,249	102,563,454	4,607,418	3,285,487,121

Wholesale portfolio
Loans and financing	1,029,556,480	31,768,732	17,263,917	1,078,589,129
Off-balance sheet items	269,987,430	25,451,797	50,603	295,489,830
Gross carrying amount	1,299,543,910	57,220,529	17,314,520	1,374,078,959
Allowance for uncollectible accounts risk	(3,477,848)	(1,414,480)	(5,817,389)	(10,709,717)
Net carrying amount	1,296,066,062	55,806,049	11,497,131	1,363,369,242

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)
c) 5. Maximum credit risk exposure (Cont.)

	State 1	State 2	State 3	Total
Loans to the financial sector
	22,462,248	-	-	22,462,248
Gross carrying amount as of 9/30/2024	22,462,248	-	-	22,462,248
Allowance for uncollectible accounts risk	(30,104)	-	-	(30,104)
Net carrying amount as of 9/30/2024	22,432,144	-	-	22,432,144

Other financial assets
Other financial assets	411,408,088	-	-	411,408,088
Gross carrying amount as of 9/30/2024	411,408,088	-	-	411,408,088
Allowance for uncollectible accounts risk	(730,183)	-	-	(730,183)
Net carrying amount as of 9/30/2024	410,677,905	-	-	410,677,905

The caption “Other financial assets” includes the financing for the sale of the shareholding package of Prisma Medios de Pagos S.A. On December 26, 2023, the Bank received a notification from the BCRA requesting that, as from December 2023, the way of calculating the ECL applicable to these exposures be modified by using an individual analysis instead of using the calculation based on parameters (PD and LGD) arising from collective calculation models. The Entity proceeded to perform the recalculation based on the preparation of 3 scenarios with different probabilities.

Consequently, the total amount for this concept, calculated following BCRA guidelines, amounted to Argentine pesos 454,027,000 as of September 30, 2024.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)

c) 6. Guarantees and other credit enhancements
Financial guarantee contracts: Financial guarantee contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor does not comply with its payment obligation on maturity, in accordance with the original or amended terms of a debt instrument.

In accordance with the provisions of the BCRA's Ordered Text of Guarantees, guarantees received are classified as follows:

•Preferred “A” (self-liquidating).
•Preferred “B” (real: mortgages and pledges).
•Other guarantees (bonds and sureties).
The Bank, for the management of guarantees, has a specific area dedicated to the review of legal compliance and correct instrumentation of the guarantees received, including texts, signatures and powers, as well as the registration of the guarantees within internal systems. The main assets admitted as collateral by the Entity are the following: real property, automobiles, surety bonds, sureties, liquid funds and “stand-by” letters of credit. Depending on the type of guarantees, guarantors may be individuals or legal entities (in the case of mortgages, pledges, sureties, guarantees and liquid funds) and first level international financial institutions (in the case of stand-by letters of credit).

The Bank monitors collateral related to financial assets considered credit-impaired since it is more likely that such collateral will be called upon to mitigate potential credit losses. Impaired loans in connection with finance leases are the following:

Impaired loans	Total Exposure	Allowance for impairment	Book value	Fair value of the guarantee
Leasing	31,988	(16,764)	15,223	31,988
Total impaired lease receivables	31,988	(16,764)	15,223	31,988
c).7 Allowance for impairment
The allowance for credit risk recognized in the fiscal year is affected by a variety of factors, as described below:
•Transfers between Stage 1 and Stage 2 or 3 due to financial instruments experiencing significant increases (or decreases) in credit risk or becoming impaired during the fiscal year, and the resulting “step-up” (or “step-down”) between 12-month and Lifetime ECLs;

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)
c) 7 Allowance for impairment (Cont.)
•Additional allocations for new financial instruments recognized during the fiscal year, as well as de-recognitions for financial instruments derecognized during the fiscal year;
•Impact on the measurement of ECL of changes in PD, EAD and LGD during the fiscal year, derived from the periodic updating of inputs to the models;
•Impacts on ECL measurement due to changes in models and assumptions;
•Impacts due to the passage of time as a result of discounting the present value;
•Local currency translations for assets denominated in foreign currencies and other movements; and
•Financial assets derecognized during the fiscal year and application of allowances related to assets derecognized from the balance sheet during the fiscal year (Note 1.6.b)). The following tables explain the changes in the allowance for credit risk between the beginning and the end of the fiscal year due to the factors indicated below:

	Stage 1	Stage 2	Stage 3	Total
Retail portfolio	12-month ECL	ECL Lifetime	ECL Lifetime
Allowance for impairment as of 12/31/2023	(12,520,184)	(14,493,281)	(3,481,566)	(30,495,031)
Inflation effect	6,309,190	7,303,476	1,754,436	15,367,102
Movements with P&L impact
Transfers:
Transfers from Stage 1 to Stage 2	1,643,656	(1,643,656)	-	-
Transfers from Stage 2 to Stage 3	-	5,224,760	(5,224,760)	-
Transfers from Stage 3 to Stage 2	-	(342,924)	342,924	-
Transfers from Stage 2 to Stage 1	(7,469,567)	7,469,567	-	-
New financial assets originated or purchased	(7,224,264)	-	-	(7,224,264)
Changes in PD/LGD/EAD	4,088,891	(3,401,766)	(186,316)	500,809
Changes in model assumptions and methodologies	(4,135,297)	(19,239,459)	(14,483,303)	(37,858,059)
Exchange rate difference and other transactions	(86)	(788)	(1,178)	(2,052)
Total transactions charged to income	(13,096,667)	(11,934,266)	(19,552,633)	(44,583,566)
Other movements with no P&L impact
Financial assets derecognized	1,235,064	1,402,397	5,806,852	8,444,313
Derecognitions (write-offs)			9,213,206	9,213,206
Allowance for impairment as of 9/30/2024	(18,072,597)	(17,721,674)	(6,259,705)	(42,053,976)

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) Financial assets (Cont.)

c) 7 Allowance for impairment (Cont.)

	Stage 1	Stage 2	Stage 3	Total
Wholesale portfolio	12 month ECL	ECL Lifetime	ECL Lifetime
Allowance for impairment as of 12/31/2023	(5.183.063)	(3.326.466)	(10.679.850)	(19.189.379)
Inflation effect	2.611.857	1.676.278	5.381.806	9.669.941
Movements with P&L impact
Transfers:
Transfers from Stage 1 to Stage 2	82.422	(82.422)	-	-
Transfers from Stage 2 to Stage 3	-	2.111	(2.111)	-
Transfers from Stage 2 to Stage 1	(853.262)	853.262	-	-
New Financial assets originated or purchased	(2.357.058)	-	-	(2.357.058)
Changes in PD/LGD/EAD	35.860	(191.309)	-	(155.449)
Changes in model assumptions and methodologies	2.376.065	(284.224)	(567.597)	1.524.244
Exchange rate difference and other transactions	(282.189)	(64.816)	(769.133)	(1.116.138)
Total transactions charged to income	(998.162)	232.602	(1.338.841)	(2.104.401)
Other movements wth no P&L impact

Financial assets derecognised	91.520	3.106	524.281	618.907
De-recogntions (write-offs)	-	-	295.215	295.215
Allowance for impairment as of 9/30/2024	(3.477.848)	(1.414.480)	(5.817.389)	(10.709.717)

c) 8. Financial assets derecognition policy (bad debts)
The Bank derecognizes financial assets, in whole or in part, when it has exhausted all recovery efforts and has concluded that there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) the cessation of enforcement activity and (ii) when the Bank's method of recovery is given by enforcement of the collateral and the value of the collateral is such that there is no reasonable expectation of full recovery.
The Bank may derecognize financial assets that are still subject to foreclosure activities. The outstanding contractual amounts receivable on these derecognized assets as of September 30, 2024 amounted to Argentine pesos 9,508,421,000, respectively. The Bank seeks to recover amounts that are legally due in full, but have been partially derecognized because there is no reasonable expectation of full recovery.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

c) 9. Changes in financial assets
The Bank occasionally modifies the contractual terms of loans granted to customers due to commercial renegotiations, or in the case of distressed loans, in order to maximize recovery.
Such restructuring activities include extended payment term agreements, grace periods and payment forgiveness. Restructuring policies and practices are based on indicators or criteria that, in management's judgment, indicate that payment is likely to continue. These policies are kept under continuous review.
The risk of default of such assets, after modification, is assessed at the reporting date and compared to the risk under the original terms at initial recognition, when the modification is not material and, therefore, does not result in the derecognition of the original asset. The Bank monitors the subsequent performance of the modified assets. The Bank may determine that the credit risk has significantly improved after the restructuring, such that the assets are moved from Stage 3 or Stage 2 (Lifetime ECL) to Stage 1 (12-month ECL). This is only the case for assets that have performed in accordance with the new terms for six consecutive months or more. The gross carrying amount of such assets held as of September 30, 2024 is Argentine pesos 5,089,625,00.
The Bank continues to monitor whether there is a subsequent significant increase in credit risk in relation to such assets through the use of specific models for modified assets.
c) 10. Leases - Leasing
Initial measurement the Entity uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net lease investment.
Initial direct costs, other than those incurred by manufacturers or dealers, are included in the initial measurement of the net lease investment and reduce the amount of revenue recognized over the lease term. The interest rate implicit in the lease is defined in such a way that the initial direct costs are automatically included in the net investment in the lease; and there is no need to add them separately.
The difference between the gross amount receivable and the present value represents the finance income recognized over the lease term. Finance income from leases is recorded in income for the period. Impairment losses are recognized in income for the period.
The Entity uses the criteria described above to determine whether there is objective evidence that an impairment loss has occurred in the case of loans carried at amortized cost.
d) Other receivables and payables
Other receivables and payables have been measured at the best possible estimate of the receivable amounts and payable at maturity, respectively. They are not subject to adjustment clauses and do not accrue interest.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

e) Property, plant and equipment

Property, plant and equipment as of September 30, 2024 are valued at homogeneous currency, having restated their value in currency as of September 30, 2024, applying the inflation adjustment method established in accordance with Resolution No. 10/2018 of the IGJ (see Note 2.1). Depreciation is calculated using the straight-line method by applying annual rates to the adjusted value sufficient to extinguish their values at the end of their estimated useful lifetimes.

Property, plant and equipment were measured at acquisition or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes expenses directly attributable to the acquisition or construction of these items.

Subsequent costs are included in the value of the asset or recognized as a separate asset, as appropriate, if and only if it is probable that they will generate future economic benefits for the Entity and their cost can be reasonably measured. The book value of the asset being replaced is derecognized and the new asset is depreciated by the number of years of useful lifetime remaining at the time of the improvement.
Repair and maintenance expenses are recognized in the statement of income in the fiscal year in which they are incurred. Depreciation of these assets is calculated using the straight-line method, applying annual rates sufficient to extinguish their values at the end of their estimated useful lifetimes. In the event that an asset includes significant components with different useful lifetimes, they are recognized and depreciated as separate items.
The useful life of each of the items comprising property, plant and equipment are detailed below:

Concept	Useful Lifetime
Land	No depreciation
Work in progress	No depreciation
Buildings	50 years
Machines and systems	5 years
Furniture and fixtures, tools, other equipment and vehicles	5 years

The residual values of property, plant and equipment, useful lifetimes and depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year or when there are indications of impairment.
The book value of property, plant and equipment is reduced immediately to its recoverable amount when the carrying amount exceeds the estimated recoverable amount. Gains and losses on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value of the respective asset and are included in the Statement of Income.

The value of property, plant and equipment, as a whole, does not exceed their estimated recoverable value.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (Cont.)

3.4) Measurement (Cont.)

f) Intangible assets

Licenses:
Licenses acquired are initially valued at cost. They have been classified as intangible assets with definite useful life, being amortized on a straight-line basis over the license period, which does not exceed 5 years.

Software
Development, acquisition or implementation costs initially recognized as an expense for a fiscal year are not subsequently recognized as a cost of the intangible asset. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized using the straight-line method over their estimated useful lifetimes, over a period not exceeding 5 years. Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and implementation costs that are directly attributable to the design and testing of software controlled by the Entity are recognized as assets.
Impairment of non-financial assets
Assets with indefinite useful life are not subject to amortization and are subject to annual impairment tests. In contrast to the previous assumption, those assets that are depreciable are tested for impairment when events or circumstances occur that indicate that their book value may not be recovered or, at a minimum, on an annual basis.
Impairment losses are recognized when the book value exceeds the recoverable value. The recoverable value of assets corresponds to the higher of the net amount that would be obtained from their sale or their value in use. For purposes of the impairment test, assets are grouped at the lowest level at which they generate identifiable cash flows (cash generating units). The book value of non-financial assets other than goodwill on which impairment has been recorded are reviewed at each reporting date to verify possible reversals of impairment.

g) Other assets

Works of art

The works of art were valued at homogeneous currency, having restated their value in currency as of September 30, 2024, applying the inflation adjustment method established in accordance with Resolution No. 10/2018 of IGJ detailed in Note 2.1). The value of these assets, as a whole, does not exceed their recoverable value.

Non-current assets held for sale

Assets, or groups of assets, classified as held for sale in accordance with accounting principles generally accepted in Argentina, shall be disclosed separately from other assets.

An asset may be classified as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use, within 12 months after the last balance sheet date.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.3) Measurement (Cont.)

3.3) Measurement (Cont.)

g) Other assets (Cont.)

To apply the above classification, an asset must meet the following conditions:
-Be available for immediate sale in the current conditions;
-Management must be committed to a plan to sell the asset and have actively initiated a program to find a buyer and complete the plan;
-Actively negotiated for sale at a reasonable price, in relation to their current fair value;
-The sale is expected to be arranged within one year from its reclassification date;
-It is unlikely that significant changes will be made to the plan or that the plan will be withdrawn.

Assets, or groups of assets, classified as held for sale are measured at the lower of residual value and net realizable value at fiscal year-end.

The Entity shall not depreciate the asset while it is classified as held for sale, or while it forms part of a group of assets for disposal classified as held for sale. However, interest and other expenses attributable to the liabilities of a disposal group classified as held for sale will continue to be recognized.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above. The liabilities directly associated with the groups of assets to be disposed of will be reclassified and disclosed separately in the Entity's Statement of Financial Position.

The Entity has a strategic plan for these assets, in which independent third parties participate in the sale of real property, who issue a valuation opinion based on market comparable.

As of September 30, 2024, the Bank has recognized an impairment allowance of held-for-sale assets in the amount of thousands of Argentine pesos 2,627,735,000.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

g) Other assets (Cont.)

To apply the above classification, an asset must meet the following conditions:
-Be available for immediate sale in the current conditions;
-Management must be committed to a plan to sell the asset and have actively initiated a program to find a buyer and complete the plan;
-Actively negotiated for sale at a reasonable price, in relation to their current fair value;
-The sale is expected to be arranged within one year from its reclassification date;
-It is unlikely that significant changes will be made to the plan or that the plan will be withdrawn.

Assets, or groups of assets, classified as held for sale are measured at the lower of residual value and net realizable value at fiscal year-end.

The Entity shall not depreciate the asset while it is classified as held for sale, or while it forms part of a group of assets for disposal classified as held for sale. However, interest and other expenses attributable to the liabilities of a disposal group classified as held for sale will continue to be recognized.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above. The liabilities directly associated with the groups of assets to be disposed of will be reclassified and disclosed separately in the Entity's Statement of Financial Position.

The Entity has a strategic plan for these assets, in which independent third parties participate in the sale of real property, who issue a valuation opinion based on market comparable.

As of September 30, 2024, the Bank has recognized an impairment allowance of held-for-sale assets in the amount of thousands of Argentine pesos 2,627,735,000.

h) Allowances

Deducted from assets:

For other bad debts: as of September 30, 2024 the Company has accounts receivable related to share sales from Hexagon Inversiones Argentina S.A., which was merged in September 2008 with HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) Since they are considered difficult to recover, the Company has provided for them in full.

i) Other liabilities and other accounts payable

As of September 30, 2024, provisions for accrued expenses are included, which have been valued at their nominal value.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

j) Financial intermediation obligations

Includes financing received from the BCRA and foreign entities as commercial and financial lines. Amounts due are recorded at the time the principal is advanced to the Entity and the measurement of this financial liability at fiscal year-end is at amortized cost.

k) Debt Securities issued

Includes issues of subordinated and unsubordinated debt with public and/or private offering issued by the Entity, which are measured at amortized cost. In the event that the Entity purchases its own debt securities, these are eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the payment thereof is included in the Statement of Income as income from early extinguishment of debt.

l) Income tax

The Company has recognized the income tax charge based on the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities.

Current accounting standards generally accepted in Argentina establish that the rate expected to be in effect at the time of the reversal of the deferred tax asset or deferred tax liability should be used to calculate the deferred tax.

The Tax Reform established by Law 27,430, approved on December 29, 2017, modified the corporate income tax rate, establishing that it will be gradually reduced from 35% to 30% for fiscal periods beginning on or after January 1, 2018, through December 31, 2019, and to 25% for fiscal periods beginning on or after January 1, 2020.

However, the Social Solidarity and Productive Reactivation Law (Law 27,541 Official Bulletin 12/23/19) suspended the reduction of income tax rates that had been provided for in the Tax Reform Law. The same stipulated that the 30% rate will apply until the fiscal years beginning on 1/1/2021, this date included.

Net cumulative taxable earnings		They will pay $	Plus % of	On the excess of $
More than $	A $
-	14,301,209	-	25%	-
14,301,209	143,012,092	3,575,302	30%	14,301,209
143,012,092	hereinafter	42,188,567	35%	143,012,092

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

l) Income tax (Cont.)

As indicated, the amounts provided for in the scale will be updated as from 2022 by applying the CPI corresponding to October of the year prior to the adjustment with respect to the same month of the previous year. The restated amount is applicable for fiscal years beginning after each restatement.

Extraordinary Advance: RG 5391 published in the Official Gazette on 7/20/2023 established an extraordinary payment on account of income tax. It is applicable to those companies that, in the tax returns for the 2022 or 2023 periods, as applicable, have reported a tax result equal to or higher than $600,000,000 without applying the deduction of losses from previous periods and have not determined income tax. The amount of the payment on account will be 15% of the taxable income of the previous tax period without considering the deduction of losses, which will be paid in 3 equal installments. Since the Entity does not meet these conditions, the payment of this advance is not applicable.

RG 5424 published in the Official Gazette on 9/28/2023 established an extraordinary payment on account of income tax. It is applicable to those companies that, in the tax returns for the periods 2022 or 2023, as the case may be, have reported a tax income equal to or higher than Argentine pesos 600,000,000 without applying the deduction of losses of previous periods and have as their main activity any of those detailed in the item FINANCIAL INTERMEDIATION AND INSURANCE SERVICES of the CLAE. Excluding those covered by RG 5391. The amount of the payment on account will be 15% of the taxable income of the previous tax period without considering the deduction of losses, which will be paid in 3 equal installments.

This resolution is applicable to the entity and it must make an extraordinary advance payment of Argentine pesos 139,667,365 to be paid in 3 equal installments of Argentine pesos 46,555,788 in October, November and December.

The Company has recorded in these consolidated interim financial statements the impacts that this change generates in the balances of net deferred assets and liabilities, considering the effective rate estimated to be applicable at the probable date of reversal of such deferred assets and liabilities.

With respect to the tax inflation adjustment, Law 27,541 provided that the amount determined, corresponding to the first and second fiscal years beginning on or after January 1, 2019, must be imputed 1/6 in those fiscal periods and the remaining 5/6 in equal parts in the 5 immediately following fiscal periods.

m) Revenue recognition

Revenues from administrative services are recognized based on the rendering of administrative services at the closing date.

n) Use of estimates

The preparation of these consolidated interim financial statements requires that estimates and evaluations be made that affect the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of these consolidated interim financial statements, as well as the income and expenses recorded during the fiscal year.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 3 - BASIS OF PREPARATION (CONT.)

3.4) Measurement (Cont.)

o) Technical commitments - Insurance

With respect to the valuation of the technical commitments of HSBC - Seguros de Retiro (Argentina) S.A. and HSBC - Seguros de Vida (Argentina) S.A., they have been established in accordance with the rules and regulations issued by the National Insurance Superintendency (Superintendencia de Seguros de la Nación- “SSN” based on the approved technical notes. As of September 30, 2024, the Company established the reserve for risks in progress in accordance with the policy-by-policy method, following the provisions of the General Regulations of the Insurance Activity (RGAA). Also, as of that date, the mathematical reserve was calculated in accordance with the standards and technical bases approved by the SSN.

3.5) Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances and highly liquid investments (i.e. that can be cashed in less than 30 days).

      9/30/2024

Cash and Banks	1,300,691,460,365
Investments in instruments with a maturity of three months or less	2,656,683,874,937

Cash and cash equivalents on the statement of cash flows	3,957,375,335,302

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 4 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT LINES IN THE STATEMENT OF FINANCIAL POSITION

a) Cash and banks	9/30/2024

Cash in local and foreign currency	496,341,279,000
Banks in local currency	169,541,599,896
Banks in foreign currency	607,348,456,541
Other related parties	4,626,496,928
Others	22,833,628,000
1,300,691,460,366
b) Investments (Schedule I)

Debt Securities	78,849,298,337
Public Income Securities	1,948,243,914,759
Loans	9,478,195,553
Financial Trusts	5,152,291,821
Shares	2,048,666,574
Other Investments	463,836,075,691
Mutual Funds	149,075,432,202
2,656,683,874,937
c) Loans

Non-financial public sector	6,594,578,000
Other financial institutions	22,462,248,000
To the non-financial private sector and foreign residents	1,912,095,404,000
- Advances	401,846,012,000
- Overdrafts	525,538,889,000
- Mortgage	305,519,000
- Pledges	121,687,783,000
- Personal	246,265,610,000
- Credit cards	450,360,055,000
- Others	115,807,459,000
- Other financing	14,163,651,000
- Interest, adjustments and differences	35,266,449,000
- Finance leases receivables	853,977,000
Charges not applied	(22,883,000)
Documented interest	(12,205,604,000)
Allowances for impairment	(46,798,990,000)
Interest and accrual adjustments	137,244,000
Loans and advances to employees	8,834,618,000
1,891,096,615,000

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 4 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT LINES IN THE STATEMENT OF FINANCIAL POSITION (CONT.)

d) Finance leases receivables
9/30/2024
Capital	4,059,440,000
Accrued interest receivable	160,596,000
Allowances for impairment	(72,811,000)
4,147,225,000
e) Service receivables

Accounts receivable for administration and management of mutual funds	979,319,883
Awards Receivable	2,609,298,960
Companies. Reinsurance Companies Current Account	128,407,284
3,717,026,127
f) Other receivables

Taxes	18,140,880,306
Accrued dividends receivable	58,726,773
Sundry in local currency	(248,328,900)
Producers Current Account	83,787,137
Advances	14,915,302,369
Sundry Debtors	6,415,164,516
Pan American Energy Loan	19,401,666,667
Less: Allowance for impairment (Schedule II)	(7,025,740,443)
51,741,458,425

g) Investment in equity instruments

Equity Instruments
Play Digital	381,520,515
Mercado Abierto Electrónico S.A.	2,579,608
Interbanking S.A.	65,832,961
Argencontrol S.A.	4,800,534
Compensadora Electrónica S.A.	16,397,219
Gire S.A.	53,205,980
Deposit Insurance S.A.	27,448,943
Swift	18,412
Other	266,915,679
818,719,850

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 4 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT LINES IN THE STATEMENT OF FINANCIAL POSITION (CONT.)

h) Property, plant and equipment
9/30/2024
Net carrying amount at inception	252,133,954,097
Increases	13,745,581,911
Net decreases	(92,407,200)
Devaluation	(19,192,687,341)
Impairment losses	(32,161,260,440)
Depreciation charge	(20,905,594,371)
Net book value as of 09.30.2024	193,527,586,656

Cost	495,346,678,593
Accumulated depreciation	(250,465,144,156)
Impairment	(51,353,947,781)
Net book value as of 09.30.2024	193,527,586,656

i) Intangible assets

Net carrying amount at inception	50,348,358,519
Increases due to internal development	5,395,338,000
Amortization charge	(27,117,116,000)
Impairment loss charge	326,283,000
Net book value as of 09.30.2024	28,952,863,519

Cost	188,935,852,519
Accumulated amortization	(155,203,639,000)
Impairment loss	(4,779,350,000)
Net book value as of 09.30.2024	28,952,863,519

j) Other assets

Works of art	424,510,613
Financial assets pledged as collateral	138,051,663,855
Current income tax assets	49,771,961,000
Deferred income tax assets	63,623,635,000
Non-current assets held for sale	13,427,053,000
Commissions to be amortized	423,760,716
265,722,584,184

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 4 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT LINES IN THE STATEMENT OF FINANCIAL POSITION (CONT.)

9/30/2024
k) Deposits

Non-Financial Public Sector	5,383,251,918
Financial Sector	39,963,000
Non-Financial Private Sector and Residents Abroad	3,728,039,190,000
3,733,462,404,918

l) Debt Securities

HSBC Latin America Holdings (UK) Limited	99,272,187,000
99,272,187,000
m) Financial intermediation obligations
Derivative Financial Instruments	3,293,502,000
Repurchase transactions	3,418,131,000
Other financial liabilities	433,291,927,000
Financing received from BCRA and other financial institutions	10,565,556,000
450,569,116,000

n) Insurance Contract liabilities

With policyholders	7,084,572,151
With reinsurers	285,930,087
With producers	431,474,619
7,801,976,857

o) Trade payables

Other accounts payable	183,530,734
Suppliers	21,850,260
205,380,994

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 4 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT LINES IN THE STATEMENT OF FINANCIAL POSITION (CONT.)

p) Social security and tax liabilities	9/30/2024

Provision for bonuses	3,020,167,697
Vacation provision	1,452,540,490
Social security taxes payable	237,715,787
Income tax payable (Note 7)	3,929,070,249
Income tax credits	(750,074,342)
VAT return	113,770,948
Gross income tax	293,615,245
Deferred tax liabilities	4,300,060,435
Withholdings to third parties	76,005,392
Other	2,326,870,109
14,999,742,010
q) Other liabilities

Purchases of investments to be settled	511,500,000
Dividends payable	17,400,000,000
Loan Fees to be accrued Loan	15,145,780
Provision for expenses	425,046,504
Other non-financial liabilities	150,655,258,331
169,006,950,615

NOTE 5 - COMPOSITION OF CERTAIN STATEMENT OF INCOME LINES

a) Net interest income

Interest on loans to the financial sector	7,897,810,000
Interest on advances	214,948,462,000
Interest on overdrafts	115,567,753,000
Interest on mortgage loans	90,937,000
Interest on pledge loans	36,098,128,000
Interest on credit card loans	83,227,384,000
Interest on finance leases	2,631,262,000
Interest on personal loans	62,864,637,000
Interest on foreign trade loans	2,513,689,000
Net income from public and private securities	198,587,686,000
Adjustments for C.E.R. and UVA/UVI clauses	670,524,575,000
Premiums and interest on reverse repurchase transactions with the financial sector	358,866,858,000
Others	4,926,370,000
1,758,745,551,000

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INERTIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 5 - COMPOSITION OF CERTAIN STATEMENT OF INCOME LINES (CONT.)

a) Net interest income (Cont.)

Interest expenses	9/30/2024

Interest on time deposits
Interest on other financial intermediation obligations	(285,647,316,000)
Interest on checking accounts deposits	(4,511,827,000)
Interest on savings accounts deposits	(148,157,243,000)
Interest on other time deposits	(123,167,000)
Interest on subordinated debentures	(137,263,070,000)
Interest on financing from local financial institutions	(1,471,902,000)
Interest on other deposits	(144,136,000)
Premiums on liabilities repurchase transactions with the financial sector	(2,637,931,000)
Adjustments for C.E.R. and UVA/UVI clauses	(11,515,686,000)
Other interests	(7,680,680,000)
(599,152,958,000)
Net Income from Interest	1,159,592,593,000

b) Insurance Business Result

Issued premiums	51,506,694,660
Prior Fiscal Year Technical Commitments A/C Assured	391,989,101,877
Fiscal Year Technical Commitments A/C Assured	(176,367,458,595)
Ceded premiums Reinsurance	(843,583,437)
266,284,754,505
c) Commissions and fees for services

Fee income
Commissions for guarantees granted	39,565,000
Foreign exchange and foreign exchange commissions	8,622,345,000
Commissions related to credit, credit cards and insurance	48,872,115,349
Bond-linked commissions	26,450,693,000
Commissions related to securities	2,395,059,000
86,379,777,349

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 5 - COMPOSITION OF CERTAIN STATEMENT OF INCOME LINES (CONT.)

d) Commissions lost

Fee-related Expenses	9/30/2024
Market rights commissions (Rofex/Mae)	(254,035,047)
Commissions paid for services	(3,691,706,894)
Foreign exchange and foreign exchange commissions	(510,316,894)
Commissions Loyalty programs	(807,953,984)
Others	(2,481,601,181)
Total Commissions lost	(7,745,614,000)

e) Other expenses

Contributions to the Deposit Insurance Scheme	(3,532,689,000)
Charges for uncollectible accounts of sundry credits and other allowances	(2,284,521,000)
Turnover Tax	(89,625,615,000)
Loss from operations or devaluation of various assets	(34,775,106,000)
Interest on lease liability	(4,168,723,000)
Adjustments for sundry obligations	(12,320,345,000)
Others	(10,257,611,000)
Redemptions	(6,581,059,579)
Annuities and Annuities	(12,679,133,166)
Other Expenses	13,223,979,264
Revenue	(28,191,304,966)
(191,192,128,447)

f) Impairnent charge

Allowances Consumer Portfolio	24,174,122,000
Allowances for Commercial and Similar Portfolio	1,161,229,000
Recovery of Allowances	(815,499,000)
Restatement of transactions in constant currency	10,342,199,000
34,862,051,000

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 5 - COMPOSITION OF CERTAIN STATEMENT OF INCOME LINES (CONT.)

g) Financial incomes

Generated by assets	9/30/2024
Income from holding investments in Mutual Funds	15,922,856,909
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	73,812,315,000
Income from Derecognition of assets measured at Amortized Cost	32,335,438,000
Revaluation on dollar link loan held by HSBC Argentina Holdings SA	3,949,206,194
Exchange differences	675,382,197
Various	101,626,993
Income from exposure to changes in the purchasing power of the currency	(705,922,926,727)
(579,126,101,435)
h) Other income - Miscellaneous

Redemptions	(11,335,560,335)
Revenue	(260,966,858,073)
Other Compensation and Benefits	5,191,956
Cost of administrative services	(3,309,530,042)
Various	127,610,191
Exchange Rate Differences on Gold and Foreign Currency	25,523,473,000
Other operating income	66,127,467,861
Depreciation and impairment of assets	(53,341,957,000)
Other commissions	(92,498,540,992)
(329,668,703,435)

i) Income from equity instruments

HSBC Bank Argentina S.A.	22,715,713
HSBC Seguros de Retiro (Argentina) S.A.	2,183,467
HSBC Seguros de Vida (Argentina) S.A.	420,684
HSBC Global Asset Management Argentina SA SGFCI	203,997
HSBC Participaciones (Argentina) S.A.	(1,030,123)
24,493,738

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 6 - INVESTMENT IN EQUITY INSTRUMENTS

Investments in controlled companies are as follows:

Companies	Financial statements considered for the purpose of calculating the proportional equity value	Percentage of equity interest
	9/30/2024	9/30/2024
Controlled		Direct	Total
Banking activity
HSBC Bank Argentina S.A.	9/30/2024	99.98	99.98
Insurance activity
HSBC - Seguros de Vida (Argentina) S.A.	9/30/2024	98.00	(1) 99.99
HSBC - Seguros de Retiro (Argentina) S.A.	9/30/2024	98.00	(1) 99.99
Other activities
HSBC Participaciones (Argentina) S.A.	9/30/2024	99.43	99.43
HSBC Global Asset Management (Argentina) S.A.	9/30/2024	56.44	(1) 99.99

(1)Through the holding of a controlled company.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 7 – INCOME TAXES

Deferred tax assets and liabilities are as follows:

9/30/2024

Items originated in asset items	9,765,421,027

Total deferred tax assets	9,765,421,027

Items originated in liability items	3,222,921,326

Total deferred tax liabilities	3,222,921,326
Deferred tax assets	6,542,499,701

As of September 30, 2024, based on the projections made, the Company has recognized the entire net deferred asset at that date.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency (in Argentine pesos)

NOTE 7 - INCOME TAXES (cont.)

The reconciliation between the income tax for the fiscal year and the income tax resulting from applying the current tax rate to the accounting income before income tax is shown below:

9/30/2024

Income for the period before taxes	(10,502,247,916)
Current tax rate	35%
Income for the period at the tax rate	(3,675,786,770)

Permanent differences at the tax rate

Inflation adjustment on the purchase and sale of mutual funds	(1,471,065,511)
Inflation adjustment on the purchase and sale of mutual funds prior fiscal year	3,432,281,898
Fund Purchase and Sale Update	(7,697,958,101)
Retirement Insurance No deductible	17,543,959
Tax inflation adjustment	(8,522,346,698)
Expenses and amortization of vehicles	7,215,117
Monetary loss	8,487,087,830
Monetary loss on tax	(2,896,549,573)
Adjustment of affidavit Dec 2023	(102,418,690)
Interest on account Income taxes	(47,179,451)

Total income tax charge	(12,469,175,990)

Deferred tax charge for the period	10,608,350,875
Inflation Effect on the opening balance	(1,195,458,695)
Difference between affidavit and provision	112,554,785
Tax inflation adjustment	2,896,549,573
Others	47,179,451
Income tax payable	-

NOTE 8 - STATEMENT OF SHAREHOLDERS' EQUITY

The Company's statement of shareholders' equity as of September 30, 2024 is as follows:

12/31/2023
$
Subscribed, paid-in and registered capital	1,184,364,392

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 9 - RESTRICTED ASSETS

9.1. Government securities collateralized by Rofex and MAE transactions
“Financial assets pledged as collateral - Collateral deposits” as of September 30, 2024 includes 29,713,001,000, corresponding to the following bonds, T DEUDA CABA C23 TV (BDC28) FV ARS 853M; BONCER 2025 AFS (TC25) FV ARS 235.5M; BONCER 2025 4.25 AFS (T2X5) FV 3025M.
The securities were delivered as collateral as a consequence of the contracts signed to operate in Rofex, which establish that collateral must be posted to cover open positions held by the agent in such markets.

9.2. Credit Card Guarantee Fund
As of September 30, 2024, the Bank has recorded within “Financial assets pledged as collateral - Deposits as Collateral” balances related to its credit card operations in Argentine pesos 30,276,953,000.

9.3. Collateral deposits for real property leases
As of September 30, 2024, the Entity has recorded within “Financial assets pledged as collateral - Deposits as Collateral” balances corresponding to real property lease balances of Argentine pesos 122,089,000.

9.4. Collateral deposits as offsetting entry agent Law 26,831 of Capital Markets
As of September 30, 2024, the Bank has recorded within “Financial assets pledged as collateral - Deposits as Collateral” balances related to the function of agent of ALyC and AN established by Law 26,831 Argentine pesos 219,015,000.
The assets comprising the liquid offsetting entry are shown in the following table:

Liquid Offsetting Entry	Balances 9/30/2024 in Argentine pesos
Assets available in Argentine pesos and other currencies Cash at Banks - BCRA Account code 00150 - BCRA current account in Argentine pesos	115,514,000 115,514,000
Assets in local instruments National Public Securities DISC B, 2033 LARG CER deposited at Cash Account 6200135	162,075,000 46,442

9.5. Collateral deposits for repurchase transactions
As of September 30, 2024, the Entity has recorded within “Financial assets pledged as collateral - Deposits as Collateral” balances in Argentine pesos as collateral for guarantees and the execution of repurchase transactions amounting to Argentine pesos 357,199,000.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 comparative with the previous fiscal year
(in Argentine pesos)

NOTE 9 - RESTRICTED ASSETS (CONT.)

9.6. Attachments
As of September 30, 2024, the Entity has recorded Argentine pesos 654,500,000 within “Financial assets pledged as collateral - Foreclosed balance”.
9.7. Collateral deposits for transactions with Coelsa and Interbanking
As of December 31, 2023, the Entity has recorded balances related to Coelsa and Interbanking's agent function within “Financial assets pledged as collateral - Deposits as Collateral”, in Argentine pesos 23,746,300,000 (corresponding to VN 12,080,500m of LELIQ 9/012024).

9.8. Collateral deposits for derivative transactions
As of September 30, 2024, the Entity has recorded within “Financial assets pledged as collateral - Collateral deposits” balances in Argentine pesos as collateral for guarantees and the execution of futures transactions for Argentine pesos 200,000.
9.9. Special escrow accounts in favor of electronic clearing houses
As of September 30, 2024, the Bank has recorded within “Financial assets pledged as collateral - BCRA special guarantee accounts” Argentine pesos 73,343,369,000, corresponding to guarantees in favor of electronic clearing houses and to hedge the settlement of transactions with credit cards, consumer vouchers and ATMs.

NOTE 10 - RESTRICTIONS ON PROFIT DISTRIBUTIONS

On May 29, 2024, the Ordinary Shareholders' Meeting, which considered the Consolidated Financial Statements as of December 31, 2023, resolved to allocate Argentine pesos 11,870,652,294 to the Legal Reserve and Argentine pesos 250,165,687,933 to the voluntary reserve. All amounts are restated in the currency of the date of distribution at the Meeting.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 comparative with the previous fiscal year
(in Argentine pesos)

NOTE 11 - ASSIGNMENT OF LITIGATION RIGHTS

On December 30, 2022, Máxima SA AFJP in liquidation has irrevocably assigned and transferred to the Company (its controlling company) any credit and/or right that corresponds or may correspond to Máxima SA AFJP in liquidation by virtue of the following lawsuits in force:

a) Máxima S.A. AFJP v. EN (Ministry of Economy and Public Finance and others) s/ Proceso de conocimiento, Case Number 29746/2015, pending before the Federal Contentious-Administrative Court of the Autonomous City of Buenos Aires.
b) Máxima S.A. AFJP Encaje y otro c/ Provincia de Misiones s/ Cobro de pesos s/ Sums of money, Case Number 21000091/2010, pending before the Federal Court of Posadas, Misiones.
c) Province of Misiones v. TMF Trust Company (Argentina) S.A. and others in a declaratory action, Case Number 21000481/2003, pending before the Federal Court of Posadas, Misiones.
d) Perez Carlos Antonio v. Anses y s/ Inconstitucionalidades Varias, Case Number 166728/2018, pending before the Federal Social Security Court of the Autonomous City of Buenos Aires.
e) Rodriguez Carla Anabel y otros c/ Prevención ART s/ Acción de Inconstitucionalidad, Case Number 2222/2009, which is pending before the courts of Rosario, Santa Fe.
f) Any liabilities, amounts or costs accrued or that may accrue in the future, by virtue of the existing lawsuits listed above, and any liabilities, contingencies or costs arising from the lawsuits listed above.

By virtue of this agreement, the Company irrevocably assumed that debt, and agreed to comply with such assigned obligations at maturity, leaving Máxima SA AFJP in liquidation exempt and released from any liability derived from the aforementioned lawsuits.

Based on the foregoing, Máxima SA AFJP in liquidation paid to the Company a net amount of Argentine pesos 60,000,000 restated in 2023 currency, equivalent to Argentine pesos 186,844,586. Such payment has been executed on December 30, 2022 as follows:

i. Through the transfer of the Company's holdings in the ESTANCIAS DEL PILAR Direct Investment Fund, in the amount of Argentine pesos 17,408, and
ii. Through bank transfer, the amount of pesos 59,982,592.

With respect to the court filings informing the assignment of the litigious rights, it was resolved to take into account the assignment of rights in Docket Máxima S.A. AFJP v. (Ministry of Economy and Public Finances and others). On the other hand, the assignments of rights presented in 2 files are still pending confirmation.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024
(in Argentine pesos)

NOTE 12 -     SANCTIONS AND PENALTIES APPLIED TO THE FINANCIAL SUBSIDIARY AND LEGAL PROCEEDINGS INITIATED BY THE BCRA

The Subsidiary HSBC Bank Argentina S.A. has been notified of the following administrative and/or disciplinary sanctions:

a) Sanctions applied by the Financial Information Unit (Unidad de Información Financiera “UIF): On October 11, 2019, the Entity was notified of Resolution UIF 98 in the framework of summary 144/13, which imposes a penalty of thousands of Argentine pesos 206; and another penalty for the same amount on certain individuals who were members of the Board of Directors as of the date of the facts. These penalties were confirmed by the Court of Appeals on October 27, 2022. The case is concluded.

On November 17, 2020, the Entity was notified of Resolution UIF 47/20 in the framework of the 174/15 summary in which a penalty of thousands of Argentine pesos 550 was imposed; and another penalty for the same amount to certain individuals who were members of the Board of Directors as of the date of the facts. As of the date of these condensed interim consolidated financial statements, this resolution is being appealed before the Court of Appeals and is pending resolution.
The Entity's management and its legal advisors believe that there would be no significant adverse financial effects that could result from the final outcome of these actions.
b) Sanctions applied by the CNV: On March 6, 2019, the Entity was notified of the Resolution of the CNV in the framework of the summary 631/2014 in which a penalty of thousands of Argentine pesos 200 is imposed to be applied to the Entity jointly and severally with the directors and syndics at the time of the facts. On March 11, 2021 the Court of Appeals revoked the penalty and the CNV filed an extraordinary appeal against such judgment, which was rejected on August 13, 2021. CNV filed a complaint before the Supreme Court of Justice of the Nation.
On December 17, 2020, the Bank was notified of the Resolution of the CNV in the framework of the summary 632/14, which imposes a penalty of thousands of Argentine pesos 500 to be applied to the Bank jointly and severally with the directors and syndics at the time of the facts. On December 21, 2021, the Court of Appeals upheld the penalty sanction and ordered the CNV to redetermine the amount since the penalty that the CNV had taken as an aggravating element to sanction (penalty of the summary 631/2014) was later revoked. The extraordinary appeal against the decision of the Court of Appeals was rejected and on July 5, 2022 the Entity filed a complaint before the Supreme Court of Justice of the Nation.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 (in Argentine pesos)

NOTE 12 - SANCTIONS AND PENALTIES APPLIED TO THE FINANCIAL SUBSIDIARY AND LEGAL PROCEEDINGS INITIATED BY THE BCRA (CONT.)

c) Sanctions applied by the BCRA:

Communication “A” 5689 establishes that the Financial Institutions must report the proceedings initiated by the BCRA from the moment the SEFyC notifies its opening. The following are actions notified to the Entity as of the date of these consolidated interim financial statements, which, in the opinion of the Entity and its legal advisors, have sufficient allowances hedging to cover the associated risks

The Entity's management and its legal advisors believe that there would be no significant adverse financial effects that could result from the final outcome of these actions.

Date of Notification	Type and number of summary	Persons summarized	Charges
10/20/2011	Exchange Summary No 4774 Docket No. 101433/10	HSBC Bank Argentina S.A., and 4 people (Individuals)
Alleged non-compliance with the provisions of Communication “A” 4359 of the BCRA due to the existence of differences in real property purchase transactions made by non-residents between the amounts received by HSBC and the amounts of the deeds. On April 6, 2017, the acquittal of the defendants was resolved and on May 18, 2017, the Chamber of Appeals confirmed the acquittal. On July 13, 2017, the extraordinary appeal filed by the Prosecutor was granted, which is pending resolution before the Supreme Court of Justice of the Nation.

12/15/2014	Exchange Summary N°6074 Docket No. 101111/11	HSBC Bank Argentina S.A., and 7 people (Individuals)
Alleged failure to supervise the conduct of former employees in the recording of foreign exchange transactions. On October 8, 2018, a judgment was rendered imposing a penalty of USD 2,000,000 to the Bank and penalties to the individuals involved. On April 25, 2019, the Court of Appeals upheld the penalty of USD 2,000,000 imposed on the Bank, revoked the penalties imposed on 4 individuals and upheld the penalties imposed on 2 individuals (former employees). The Entity filed an extraordinary appeal against this judgment. On July 2, 2024, the Supreme Court issued a judgment in which it confirmed the penalty imposed, but ordered the Chamber to issue a new pronouncement based on article 7 of Law 19,359. On September 25, 2024 the Court of Appeals ordered that the payment of such penalty be made in Argentine pesos at the BNA selling exchange rate of the day prior to payment. The Bank will proceed with the payment thereof.

02/03/2015	Financial Summary No. 1426 Docket No. 100007/15	HSBC Bank Argentina S.A., and 7 people (Individuals)
The charge is for failure to comply with the regulations governing the decentralization abroad of activities related to information technology and information systems, and noncompliance with the minimum requirements for their management, implementation and control. On July 29, 2019, a penalty was imposed against the Entity in the amount of $945,000 and penalties against individuals. On March 26, 2021, the Court of Appeals revoked the penalties imposed on the Entity and the individuals. The BCRA filed an extraordinary appeal against such ruling, which is pending resolution before the Supreme Court of Justice of the Nation.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 (in Argentine pesos)

NOTE 12 - SANCTIONS AND PENALTIES APPLIED TO THE FINANCIAL SUBSIDIARY AND LEGAL PROCEEDINGS INITIATED BY THE BCRA (CONT.)

11/05/2015	Financial Summary No. 1460 Docket No. 100343/15	HSBC Bank Argentina S.A and 4 individuals
The Entity is charged with alleged noncompliance with minimum standards on internal controls. On March 1, 2019, a resolution was issued imposing a penalty on the Bank in the amount of thousands of Argentine pesos 3,442,500 and penalties on the four individuals. On December 30, 2020, the Court of Appeals upheld these penalties. The Entity filed an extraordinary appeal against this judgment, which was dismissed. On July 15, 2021 the Entity filed a complaint before the Supreme Court of Justice of the Nation, which was rejected in 2023. The case is concluded.

02/22/2018	Financial Summary No. 1542 Docket No. 100477/17	HSBC Bank Argentina S.A., and 3 people (Individuals)
The Bank is charged with the alleged noncompliance with Communication “A” 6242, which ordered the inclusion of the concept “assets” within the available options for online banking transfers. On April 3, 2019, a resolution was issued imposing a penalty on the Bank in the amount of thousands of Argentine pesos 990,000 and penalties on the 3 individuals. On August 13, 2020, the Court of Appeals upheld these penalties. On August 28, 2020, the Bank and the three individuals filed an extraordinary appeal. On December 15, 2020 the Chamber rejected the extraordinary appeal and on December 22, 2020 the Entity filed a complaint appeal before the Supreme Court of Justice of the Nation, which was rejected in 2023. The case is concluded.

03/06/2021	Exchange Summary No. 7539 Docket No. 381/9/21	HSBC Bank Argentina S.A. and 3 individuals
The Entity is charged with alleged non-compliance with the criminal exchange regime in connection with international transfers made by customers in 2019. On April 7, 2021, the Entity and individuals responded to the releases. The matter is currently pending for sentencing.

08/29/2023	Exchange Summary No. 8064 Docket No. 22907/22	HSBC Bank Argentina S.A. and 4 individuals
The Entity is charged with alleged non-compliance with the criminal foreign exchange regime reason for international transfers made in 2020 by customers. Dated on October 4, 2023, the Entity and individuals answered to the releases.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 13: RECONCILIATION OF SHAREHOLDERS' EQUITY AND PROFIT FOR THE PERIOD BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA AND IFRS ACCOUNTING STANDARDS

The following is a reconciliation between the shareholders' equity and consolidated statement of income, presented in accordance with accounting principles generally accepted in Argentina and the amounts according to IFRS accounting standards as issued by the International Accounting Standards Board (“IFRS”):

	Total Shareholders’ Equity	Profit for the period
Balances arising from the consolidated interim financial statements of HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.), in accordance with accounting principles generally accepted in Argentina as of September 30, 2024	1,514,491,865,266	28,399,722,576
Application of IFRS 9 - Note 1	(60,045,601,393)	(55,127,379,044)
Application of IFRS 17 related to the valuation of insurance contracts - Note 2	(81,102,108,086)	(58,991,421,251)
Application of IFRS 16 related to the valuation of lease contracts - Note 3	8,888,469,203	(2,322,432,104)
Valuation of technical commitments in insurance entities - Note 4	356,270,087	324,067,701
Difference in the recognition of results from financial instruments - Note 5	-	101,598,121,529
Income taxes - Note 6	68,892,206,114	17,072,395,487
Inflation adjustment	(179,784,101)	91,802,570,158
Balances arising from the consolidated interim financial statements of HSBC Argentina Holdings S.A., under IFRS as of September 30, 2024	1,451,301,317,090	123,385,645,152

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 13: RECONCILIATION OF SHAREHOLDERS' EQUITY AND PROFIT FOR THE PERIOD BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA AND IFRS ACCOUNTING STANDARDS (CONT.)

Notes
1-The financial statements of HSBC Bank Argentina S.A., used for the preparation of the consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Argentina, in relation to the allowance for impairment the Company has followed the guidelines established by the BCRA, which is based on IFRS 9, with the temporary exception of the application of point 5.5 (impairment loss) of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector. This adjustment represents the allowance for impairment of sovereign bonds included in the portfolio which are measured at fair value through other comprehensive income.. The impact on shareholders' equity amounted to Argentine pesos 55,497,000,000 and on profit for the period amounted to Argentine pesos 57,218,750,000.
Additionally, in the financial statements of HSBC - Seguros de Retiro (Argentina) S.A. and HSBC - Seguros de Vida (Argentina) S.A., used for the preparation of the consolidated interim financial statements, government securities are measured at amortized cost. This adjustment corresponds to the application of the classification and measurement provisions on IFRS 9, which implies classifying these bonds at fair value through profit or loss. The impact on shareholders' equity implies a decrease of Argentine pesos 115,542,601,393 and on profit for the period of Argentine pesos 2,091,370,956.

2-    The financial statements of HSBC - Seguros de Retiro (Argentina) S.A. and HSBC - Seguros de Vida (Argentina) S.A. used for the preparation of the consolidated interim financial statements have been prepared on the basis of the technical standards approved by the Regulator (SSN) which comply with accounting principles generally accepted in Argentina. The adjustment included corresponds to the application of IFRS 17, which introduces the use of a comprehensive model for the treatment of insurance contracts, with methods for measuring an entity's liabilities based on the characteristics of the contract.

The valuation models assigned to each product based on the results of the Eligibility Test are:

Variable Fee Approach (VFA) for life products with savings, retirement, and pension annuities in pesos, and the General Measurement Model (GMM) for the remaining products.
The liability under IFRS 17 is comprised of the sum of a Best Estimated Liability (BEL), a Risk Adjustment (RA), a Time Value of Guarantees (TVoG), and a Contractual Service Margin (CSM).
The BEL is calculated as a projected cash flow, which considers economic and non-economic assumptions. Among the economic assumptions, a discount curve for each currency is used at each

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

calculation date, using the top-down method, constructed with market data; and an inflation curve based on market expectations. Non-economic assumptions include mortality, lapses, partial surrenders, and expenses, based on the company's own experience.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 13: RECONCILIATION OF SHAREHOLDERS' EQUITY AND PROFIT FOR THE PERIOD BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA AND IFRS ACCOUNTING STANDARDS (CONT.)

Notes

3-The consolidated interim financial statements of HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) are prepared under accounting principles generally accepted in Argentina which include a measurement model similar to IAS 17 for lease accounting. Under IFRS, leases are accounting under IFRS 16 which establishes the recognition of a right of use asset and a lease liabilities for leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the funding rates in effect at period end. The right-of-use asset was measured at an amount equal to the lease liability.
These consolidated interim financial statements include 70 lease contracts impacted by this standard, in which HSBC Bank Argentina S.A. acts as lessee:

Impact on Shareholders’ Equity
Right to use asset related to real property (Net depreciation)	22,555,855,735
Advances for lease	(150,543,855)
Leases payable	(13,516,842,677)
8,888,469,203

Impact on Profit for the period
Rentals	(3,217,120,961)
Depreciation	1,209,708,533
Interest on leases payable	3,425,051,350
Gain on early termination of contracts	(136,500,830)
Exchange rate differences	1,041,294,011
2,322,432,104

4-The consolidated interim financial statements of HSBC Argentina Holdings S.A. (currently GGAL Holdings S.A.) include the valuation of the technical commitments (IBNR) in HSBC - Seguros de Vida (Argentina) S.A., which have been established in accordance with the rules and regulations issued by the SSN based on the approved technical notes, which comply with accounting principles generally accepted in Argentina. This adjustment represents the application of the Bornhuetter-Ferguson (B-F) method used by IFRS.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 13: RECONCILIATION OF SHAREHOLDERS' EQUITY AND PROFIT FOR THE PERIOD BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA AND IFRS ACCOUNTING STANDARDS (CONT.)

Notes

5-In the consolidated interim financial statements, equity instruments are carried at cost. Under IFRS 9, equity instruments are measured at fair value through profit or loss, except when management made use of the irrevocable option to measure them at fair value through other comprehensive income at the time of initial recognition.

6-Corresponds to the impact on income tax of the adjustments described above.

NOTE 14- ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Company operated in a complex economic context, whose main variables have been highly volatile, both domestically and internationally.

In the international arena, following the 50 bps cut in interest rates by the US Federal Reserve, investors were optimistic about a continuity in the path of lower rates, despite the fact that the latest FED projections suggested a 4.4% rate by the end of 2024. However, recent economic information such as the creation of 254,000 new jobs in September and a slight increase in inflation above expectations adjusted expected rates for the current year to 4.5% (vs. 3.8% a month earlier). Against this backdrop, U.S. bond yields rose as much as 4.21% for the 10-year case, while, by contrast, shares advanced by an average of 5%. Likewise, the European Central Bank anticipated the U.S. central bank and announced another rate cut during the last month, thus accumulating rate cuts of 85 bps since the June 2024 meeting.

At the local level, during the first half of 2024, the Gross Domestic Product showed a 3.4% drop compared to the first half of 2023. The retraction was explained by investment (-24.6%), private consumption (-8.2%) and public consumption (-5.2%). Exports, on the other hand, grew 29%. In seasonally adjusted terms, the Gross Domestic Product accumulates three consecutive quarters of contraction, with declines of 2.3% in the fourth quarter of 2023, 2.2% in the first quarter of 2024 and 1.7% in the second quarter of 2024. According to information from the Monthly Economic Activity Estimator, July and August presented monthly growth rates of 2.1% and 0.2%, respectively.

After closing 2023 with 25.5% inflation in December, monthly inflation slowed down during the first months of 2024: it stood at 20.6% in January, 13.2% in February, 11.0% in March, 8.8% in April and 4.2% in May. Between June and August, inflation remained above 4%, a level that was breached in September (when inflation was 3.5%). On a year-on-year basis, inflation slowed to 209%, having peaked at 289.4% in April 2024. In the first nine months of the year, cumulative inflation amounted to 101.6%.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)
Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 14- ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES (Cont.)

After the exchange rate jump in December 2023 and up to the present, the exchange rate has sustained a crawl of around 2% per month. The exchange rate went from Argentine pesos 810.7/USD 1 at the beginning of January to Argentine pesos 985.9/USD 1 at September 30, 2024, according to BCRA Communication “A” 3500.

As of September 30, 2024, International Reserves increased by USD 5,442 million, as a result of purchases of foreign currency from the private sector. To date, these purchases from the private sector totaled USD 15,871 million.

At the same time, foreign currency deposits in the private sector increased by USD 12,780 million between August 15 and September 30, within the framework of the government's money laundering program. Since October 1, the date from which the withdrawal of foreign cash was authorized, foreign currency balances fell by USD 585 million. As of the latest available data, dollar deposits amounted to USD 30,803 million.

The BCRA has made five interest rate cuts this year. The benchmark interest rate was reduced from 100% levels at the beginning of 2024 to 40% levels by mid-May. The reference rate remains at this level at the time of writing. As of July 22, the BCRA ceased to carry out overnight liabilities repurchase transactions, defining the Fiscal Liquidity Bills (LEFI, Letras Fiscales de Liquidez) as the new liquidity regulation instruments within a new monetary framework. The reference rate has become that of the LEFI, securities issued by the Treasury whose rate is defined by the BCRA.

During the first nine months of 2024, the Non-financial Public Sector presented a primary surplus income of USD 9,578,390 million (equivalent to 1.7% of GDP). This income, net of interest payments, resulted in a positive financial income of USD 4,921,661 million (0.4% of GDP). This was explained by a 29.5% year-on-year drop in real spending, which exceeded the real impairment in revenues (-6.3% year-on-year).

In May 2024, the International Monetary Fund reported that its technical team had completed the eighth review of the Extended Facilities Agreement. This revision was approved in June by the Board of Directors of the International Monetary Fund, thus enabling the disbursement of approximately USD 800 million. Additionally, it was reported that all performance criteria for the first quarter had been met with margins, implying a better income than expected so far. Revisions for the second and third quarters are still pending.

The Company's management constantly monitors the evolution of the variables affecting its business, in order to define its course of action and identify potential impacts on its equity and financial position.

The consolidated interim financial statements of the Company should be read in light of these circumstances.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 15 - EVENTS SUBSEQUENT TO THE CLOSING OF THE PERIOD END

On February 3, 2025, the Board of Directors resolved to initiate the necessary steps to carry out a Corporate Reorganization. The objective is to improve the organization and utilization of resources, as well as achieve more effective and efficient technical and administrative management. The Corporate Reorganization will consist of a spin-off-merger and mergers by absorption, in accordance with the dispositions of: (a) article 88, first paragraph, section I, and the article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) articles 146, 151 and 152 of General Resolution 15/2024 of the IGJ, and (c) frame it as three simultaneous and concatenated tax-free business reorganizations between entities of the same economic group in accordance with the article 80 of the Income Tax Law, text ordered by Decree 824/2019 and its amendments (the "LIG").
As a result of this process, GGAL Holdings S.A. will be spun off, dissolved without liquidation, and absorbed as a result of a merger by Banco Galicia, Galicia Asset Management S.A.U., and Sudamericana Holding S.A. GGAL Holding S.A. will transfer:
•99.985% of the shares in Banco GGAL S.A. to Banco de Galicia y Buenos Aires S.A.U.
•56.439% of the shares in GGAL Asset Management S.A S.G.F.C.I. to Galicia Asset Management .S.A.U.
•98% of the shares in GGAL Seguros S.A. to Sudamericana Holding S.A.
•98% of the shares in GGAL Seguros de Retiro S.A. to Sudamericana Holding S.A.
•100%, of the shares in GGAL Participaciones S.A.U. to Sudamericana Holding S.A.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2024 in homogeneous currency
(in Argentine pesos)

NOTE 15 - EVENTS SUBSEQUENT TO THE CLOSING OF THE PERIOD END (Cont.)
The mergers and acquisitions contemplated in the Corporate Reorganization will be carried out as follows:
•Unification of the banking business: Banco Galicia will absorb Banco GGAL S.A., which will be dissolved without liquidation, resulting in a single banking entity.
•Unification of the mutual fund management business: Galicia Asset Management S.A.U. will absorb GGAL Asset Management S.A., which will be dissolved without liquidation, thus consolidating the business into a single entity.
•Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings S.A. will absorb GGAL Participaciones S.A.U., which will be dissolved without liquidation.

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

SCHEDULE I

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
as of September 30, 2024 in homogeneous currency (in Argentine pesos, except for nominal value)

	Nominal value
Name and characteristics	Level 1	Level 2	Level 3
of the securities - Issuer
Public Income Securities	166,553,835,855	655,652,085,572	48,033,284,428
Repurchase transactions	-	468,857,095,000	-
Shares	1,410,779,313	-	-
Debt Securities	58,724,467,339	7,777,822,322	481,000
Mutual Funds	100,997,037,425	-	-
Financial Trusts	-	-	3,429,966,653
Time Deposits	38,057,359,858	-	-
Loans	-	-	9,246,571,509
Other Investments	-	32,934,476,000	3,552,127,125

	365,743,479,790	1,165,221,478,894	64,262,430,715

			1,595,227,389,398

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

SCHEDULE II

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

PROVISIONS
as of September 30, 2024
(in Argentine pesos)

	Beginning of the	Increases	Decreases	Restatement	Closing of the
Items	fiscal year				period

DEDUCTED FROM ASSETS

Other financial assets	1,761,899,000	(143,857,000)	-	(887,859,000)	730,183,000
Loans and other financing	44,452,869,000	24,716,775,000	-	(22,400,758,000)	46,768,886,000
Provision for other receivables	1,044,099,003	78,928,299	-	(526,143,786)	596,883,516
Loans and other financing - Other financial institutions	494,364,818	43,929,576	(34,455,903)	(249,121,056)	254,717,436
Other debt securities	167,000	-	-	(84,000)	83,000
Contingent commitments	5,231,543,000	3,399,551,000	-	(2,636,287,000)	5,994,807,000

Totals as of 9/30/2024	52,984,941,821	28,095,326,875	(34,455,903)	(26,700,252,842)	54,345,559,951

INCLUDED IN LIABILITIES

Currents

Provision for lawsuits	348,213,021	159,043,592	(124,713,971)	(175,471,978)	207,070,663
Provisions for termination benefits	233,372,000	-	(11,380,000)	(115,925,000)	106,067,000
Provision for contingencies	17,239,074,244	72,277,756	(3,055,356,329)	(8,687,137,677)	5,568,857,994
Other	18,514,096,954	8,287,483,030	(1,927,911,901)	(10,508,906,544)	14,364,761,539

Totals as of 9/30/2024	36,334,756,218	8,518,804,378	(5,119,362,201)	(19,487,441,198)	20,246,757,196

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

SCHEDULE III

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

ASSETS AND LIABILITIES IN FOREIGN CURRENCY
as of September 30, 2024
(in Argentine pesos)

FOREIGN CURRENCY BALANCES AS OF	9/30/2024
Value
from
Items	books
$

ASSET
Cash and Due from Banks	1,104,780,258,469
Derivative Financial Instruments	9,709,000
Other financial assets	16,454,562,000
Public Income Securities	267,334,268,486
Shares	2,052,419,948
Debt Securities	70,507,033,813
Mutual Funds	37,038,768,167
Financial Trusts	87,054,282
Loans and other financing	342,807,183,553
Other Investments	8,245,742,691
Other Debt Securities	16,485,365,000
Financial assets pledged as collateral	26,419,127,000
Other non-financial assets	28,091,000

Other credits	1,940,309,678

Total assets	1,894,189,893,087

LIABILITIES

Deposits	1,214,143,810,000
Technical Commitments	301,674,781,526
Allowances	13,755,638,703
Financing received from BCRA and other financial institutions	10,556,330,000
Other financial liabilities	160,544,134,000
Subordinated Debt Securities	99,272,187,000
Other non-financial liabilities	14,928,593,000

Total liabilities	1,814,875,474,229

Net asset position	79,314,418,858

USD: U.S. dollar.

(1) See Note 2.3.b)

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

SCHEDULE IV

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

OTHER RECEIVABLES AND PAYABLES: MATURITIES AND RATES
as of December 31, 2023
(in Argentine pesos)

	To	Between	Between	Between 9 and	more than 12 months	no deadline	Total as of 9/30/2024
	3 months	3 and 6 months	6 and 9 months	12 months
	$	$	$	$	$		$
ASSET
Finance leases receivables	1,548,380,654	731,755,609	-	664,668,466	1,202,420,270	-	4,147,225,000
Service receivables	3,632,657,479	-	10,851,209	128,407,284	-	- 52,616,972	3,719,298,999
Other credits	15,563,052,589	3,094,686,210	1,276,732,568	28,246,383,840	3,170,559,631	387,770,715	51,739,185,553

Totals 9/30/2024	20,744,090,722	3,826,441,819	1,287,583,777	29,039,459,590	4,372,979,901	335,153,743	59,605,709,552

LIABILITIES
Deposits	3,673,624,613,527	59,096,380,455	-	741,410,936	-	-	3,733,462,404,918
Debt Securities	-	2,233,127,564	-	2,233,127,564	94,805,931,872	-	99,272,187,000
Financial intermediation obligations	10,368,796,289	-	-	10,312,137,009	429,888,182,703	-	450,569,116,000
Insurance Contracts Liabilities	3,488,701,499	3,680,632,407	-	-	258,546,900	374,096,051	7,801,976,857
Commercial debts	30,101,189	21,735,167	98,861,574	54,683,063	-	-	205,380,993
Social security and tax Liabilitiesl	112,113,180,160	5,883,212,105	-	-	-	2,365,930,746	120,362,323,009
Other Liabilities	45,883,068,359	303,523,354	-	15,145,779	-	17,442,632,125	63,644,369,617
Totals 9/30/2024	3,845,508,461,023	71,218,611,052	98,861,574	13,356,504,350	524,952,661,474	20,182,658,921	4,475,317,758,394

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President

SCHEDULE V

HSBC ARGENTINA HOLDINGS S.A. (currently GGAL Holdings S.A.)

Registration number at the Superintendency of Corporations (Inspección General de Justicia): 9,444

INFORMATION REQUIRED BY ART. 64, paragraph b) OF LAW 19550
for the fiscal year ended September 30, 2024
in homogeneous currency (in Argentine pesos)

TOTAL
Administrative and Personnel Expenses
Personnel Expenses	19,056,075,000
Directors and Syndics' Fees	1,258,011,059
Other fees	7,035,677,313
Propaganda and advertising	2,476,008,089
Taxes	29,449,130,718
Operating expenses	13,951,379,199
Card expenses	12,466,279,000
Maintenance expenses	33,401,823,000
Others	7,846,231,497
Remunerations	121,913,147,462
Social charges	44,207,306,157
Compensation and bonuses to personnel	53,087,631,856
Personnel services	2,841,258,852

348,989,959,202

See our report dated May 16, 2025
PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Diego Sisto Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 274 F° 12	Syndic By Supervisory Committee	Bruno Folino Vice President